File No. 70-10186

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

       ALABAMA POWER COMPANY           SOUTHERN COMMUNICATIONS SERVICES, INC.
       600 North 18th Street            5555 Glenridge Connector, Suite 500
     Birmingham, Alabama 35291                 Atlanta, Georgia 30342

       GEORGIA POWER COMPANY           SOUTHERN COMPANY CAPITAL FUNDING, INC.
 241 Ralph McGill Boulevard, N.E.            1403 Foulk Road, Suite 102
      Atlanta, Georgia 30308                 Wilmington, Delaware 19803

        GULF POWER COMPANY              SOUTHERN COMPANY ENERGY SOLUTIONS LLC
        One Energy Place                   241 Ralph McGill Boulevard, N.E.
     Pensacola, Florida 32520                  Atlanta, Georgia 30308

     MISSISSIPPI POWER COMPANY            SOUTHERN COMPANY SERVICES, INC.
          2992 West Beach                 241 Ralph McGill Boulevard, N.E.
    Gulfport, Mississippi 39501                Atlanta, Georgia 30308

SAVANNAH ELECTRIC AND POWER COMPANY   SOUTHERN NUCLEAR OPERATING COMPANY, INC.
        600 East Bay Street                 40 Inverness Center Parkway
      Savannah, Georgia 31401                Birmingham, Alabama 35242

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303


   William E. Zales, Jr., Vice President             Tommy Chisholm, Secretary
          and Corporate Secretary              Southern Communications Services, Inc.
           Alabama Power Company                5555 Glenridge Connector, Suite 500
           600 North 18th Street                       Atlanta, Georgia 30342
         Birmingham, Alabama 35291

   Janice G. Wolfe, Corporate Secretary            Daniel P. McCollom, Secretary
           Georgia Power Company               Southern Company Capital Funding, Inc.
     241 Ralph McGill Boulevard, N.E.                1403 Foulk Road, Suite 102
          Atlanta, Georgia 30308                     Wilmington, Delaware 19803

Susan N. Ritenour, Secretary and Treasurer           Tommy Chisholm, Secretary
            Gulf Power Company                 Southern Company Energy Solutions LLC
             One Energy Place                     241 Ralph McGill Boulevard, N.E.
         Pensacola, Florida 32520                      Atlanta, Georgia 30308

   Vicki L. Pierce, Corporate Secretary     Tommy Chisholm, Vice President and Secretary
         Mississippi Power Company                Southern Company Services, Inc.
              2992 West Beach                     241 Ralph McGill Boulevard, N.E.
        Gulfport, Mississippi 39501                    Atlanta, Georgia 30308

Nancy E. Frankenhauser, Corporate Secretary   Sherry A. Mitchell, Corporate Secretary
    Savannah Electric and Power Company       Southern Nuclear Operating Company, Inc.
            600 East Bay Street                     40 Inverness Center Parkway
          Savannah, Georgia 31401                    Birmingham, Alabama 35242


                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

         Thomas A. Fanning                            John D. McLanahan, Esq.
Executive Vice President, Treasurer                     Troutman Sanders LLP
    and Chief Financial Officer                      600 Peachtree Street, N.E.
       The Southern Company                                  Suite 5200
    270 Peachtree Street, N.W.                      Atlanta, Georgia 30308-2216
      Atlanta, Georgia 30303

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     The Application in the foregoing file is amended and restated in its entirety as follows:

Item 1.  Description of Proposed Transactions.

1.1      Introduction.

         This Application seeks a renewal and extension of certain existing authorizations with respect to the ongoing financing activities of The Southern Company ("Southern"). 1.2 Description of Southern and its Subsidiaries and Existing Financing Authority.

         Southern is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its public utility subsidiaries include Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company (collectively, the "Retail Operating Companies"). Alabama Power Company and Georgia Power Company each owns 50% of the outstanding common stock of Southern Electric Generating Company ("SEGCO"), which is also an operating public utility company. In addition, Southern owns all of the common stock of Southern Power Company ("Southern Power"), which is also an operating public utility company. Southern also owns all the outstanding common stock of Southern Communications Services, Inc., Southern Company Gas LLC, Southern Nuclear Operating Company, Inc., Southern Company Services, Inc. ("SCS"), Southern Management Development, Inc., Southern Telecom, Inc. and Southern Company Holdings, Inc. (collectively, the "Other Subsidiaries").

         Southern also indirectly owns all of the outstanding shares of common stock of Southern Company Capital Funding, Inc. ("Capital Funding"). Capital Funding was organized under the laws of Delaware on January 24, 1997 and was authorized to be formed as a financing subsidiary pursuant to an order dated February 9, 2000 in File No. 70-9335 (HCAR No. 35-27134). Capital Funding is the only finance subsidiary (other than trusts formed by Capital Funding to issue trust preferred securities) that has been formed pursuant to the authority granted in HCAR No. 35-27134. The business of Capital Funding is limited to effecting financing transactions for Southern. In connection with such financing transactions, Southern may enter into one or more guarantee or credit support agreements in favor of Capital Funding. Capital Funding will be the only financing subsidiary on behalf of Southern that will issue Long-term Debt (as defined below in Section 1.7), debt obligations related to Preferred Securities, Preferred Stock and Equity-linked Securities (each as defined below in Section 1.7). Southern or Capital Funding may create trusts or other financing subsidiaries to issue Preferred Securities.

         In addition to the Retail Operating Companies, SEGCO, Southern Power and the Other Subsidiaries, Southern also engages through other direct and indirect subsidiaries in various other energy-related and non-utility businesses.

1.3      Financing Authorization.

         By an order dated December 27, 2000 in File No. 70-8277 (HCAR No. 35-27323), Southern is authorized to issue and sell from time to time in one or more transactions, through September 30, 2004, up to 35 million shares of its authorized but unissued common stock, $5 par value (the "Common Stock") (pursuant to which no shares have been issued as of May 17, 2004) (the "December 2000 Order").1 By an order dated March 28, 2001 in File No. 70-8789 (HCAR No. 35-27367), Southern is authorized to issue and sell from time to time through December 31, 2004 short-term and/or term loan notes and/or commercial paper in an aggregate principal amount not to exceed $2 billion outstanding at any time (pursuant to which approximately $210 million was outstanding as of June 30, 2004) (the "March 2001 Order"). By an order dated December 22, 1999 in File No. 70-9557 (HCAR No. 35-27118), Southern is authorized to issue and sell up to 88


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million shares of Common Stock under its Southern Investment Plan, its Employee
Savings Plan and its Employee Stock Ownership Plan (each as defined below in
Section 1.7) through September 30, 2004 (the "December 1999 Order").2 By an order dated October 8, 1999 in File No. 70-8961 (HCAR No. 35-27082), Southern was authorized to guarantee the debt or other obligations of SCS, for an aggregate principal amount up to $160 million at any time outstanding through June 30, 2004 (pursuant to which approximately $53 million was outstanding as of June 30, 2004) (the "October 1999 Order").3 By an order dated February 9, 2000 in File No. 70-9335 (HCAR No. 35-27134), Southern and Capital Funding were authorized to issue and sell from time to time in one or more transactions, through September 30, 2003, preferred securities and/or notes in an aggregate principal amount not to exceed $1.5 billion (the "February 2000 Order" and, together with the December 2000 Order, the March 2001 Order, the December 1999 Order and the October 1999 Order, collectively, the "Financing Orders").

1.4      Summary of Requested Approvals.

         The applicant-declarants propose herein to amend and restate their current financing authorizations, as contained in the Financing Orders, for the period commencing with the effective date of the Commission's order in this proceeding and ending June 30, 2007 (the "Authorization Period"). Upon the effective date of the Commission's order in this proceeding, the

---------------------------
1 Southern is authorized under its charter to issue up to 1 billion shares of Common Stock. Capital Funding is authorized under its charter to issue up to 1,000 shares of its common stock.

2 As of May 1, 2004, Southern has issued 61 million shares pursuant to the December 1999 Order.

3 Pursuant to an order dated October 11, 2000 in File No. 70-9035 (HCAR No. 35-27246), Southern has existing authority to issue up to 40 million shares of Common Stock in accordance with the Southern Company Performance Stock Plan through February 17, 2007. Pursuant to an order dated June 7, 2001 in File No. 70-9869 (HCAR No. 35-27416), Southern has existing authority to issue up to 30 million shares of Common Stock in accordance with the Southern Company Omnibus Incentive Compensation Plan through May 22, 2011. Pursuant to an order dated June 4, 2004 in File No. 70-10215 (HCAR No. 35-27854), Southern has existing authority to issue 1.7 million shares of Common Stock in accordance with the Southern Company Outside Directors Stock Plan through May 26, 2014. The authorization under these orders is not being renewed pursuant to this filing.

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applicant-declarants will relinquish their authority to issue securities and engage in the other transactions authorized under the Financing Orders.

         Specifically, the applicant-declarants request authorization for the following transactions during the Authorization Period:

         1. Southern and Capital Funding request authority to issue and sell from time to time, directly, Preferred Stock and, directly or indirectly through one or more financing subsidiaries, Preferred Securities (including without limitation trust preferred securities), Equity-linked Securities and/or Long-term Debt in an aggregate amount not to exceed $1.5 billion. Any such securities issued by Capital Funding (or other financing subsidiary for Preferred Securities) or a trust may be guaranteed by Southern. Any such securities may be convertible into Common Stock, provided that the value of Common Stock issuable upon such conversions may not exceed $2 billion in the aggregate.

         2. Southern requests authority to issue and sell from time to time up to 35 million shares of Common Stock.

         3. Southern requests authority to issue up to 85 million shares of Common Stock pursuant to its Employee Savings Plan, its Employee Stock Ownership Plan and its Southern Investment Plan, or other similar stock-based plans adopted in the future (collectively, the "Plans"), such shares to be in addition to any shares of Common Stock issued under the authority requested in (1) and (2) above. The Employing Companies (as defined below in Section 1.7) request authority to purchase Common Stock pursuant to the Employee Stock Ownership Plan.

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         4.       Southern requests authority to issue and sell from time to time notes to effect Short-term and Term Loan Notes and Commercial Paper (each as defined below in Section 1.7) borrowings in an amount at any time outstanding not to exceed $3 billion.

         5. Southern requests authority to provide guarantees on behalf or for the benefit of SCS in an aggregate principal amount not to exceed $330 million at any time outstanding.

1.5      Parameters Applicable to Authorized Financing Transactions.

         The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized hereby:

         Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Stock, Preferred Securities, Equity-linked Securities, Short-term and Term Loan Notes and Commercial Paper will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt and any Term Loan Note with a maturity of greater than one year exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such security, (ii) on any series of Short-term or Term Loan Notes with maturity of one year or less or Commercial Paper exceed 300 basis points over the London Interbank Offered Rate for maturities of less than one year, (iii) on any series of Preferred Stock, Preferred Securities or Equity-linked Securities exceed 500 basis points over a U.S. treasury security having a remaining term equal to the term of such series and (iv) on any guarantee by Southern of debt of SCS exceed 500 basis points over a U.S. treasury security having an amount equal to the guaranteed amount.

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

         Maturity. The maturity of Long-term Debt and Preferred Securities will be between one and 50 years after the issuance thereof. Equity-linked Securities will be redeemed or mature no later than 50 years after the issuance thereof, unless converted into Common Stock. Preferred Stock will be redeemed no later than 50 years, unless it is perpetual in duration.

         Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of (i) Long-term Debt and Short-term and Term Loan Notes will not exceed 6% of the principal or total amount of the securities being issued and
(ii) Preferred Stock, Common Stock, Preferred Securities or Equity-linked Securities will not exceed 6% of the principal or total amount of the securities being issued. No commission or fee will be payable in connection with the issuance and sale of Commercial Paper, except for a commission, payable to the dealer, not to exceed one-eighth of one percent per annum in respect of Commercial Paper sold through the dealer as principal.

         Common Equity Ratio. At all times during the Authorization Period, Southern represents that it and its public utility subsidiaries will each maintain a common equity ratio of at least thirty percent of its consolidated capitalization (common equity, preferred stock and long-term and short-term debt) as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date, unless otherwise authorized.

         Investment Grade Ratings. Southern and Capital Funding further represent that no guarantees or securities, other than Common Stock, Commercial Paper or short-term bank debt (with a maturity of one year or less), may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless upon original issuance thereof: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of

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the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and
(H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Southern and Capital Funding also request the Commission to reserve jurisdiction over the issuance of any guarantees or securities that do not satisfy these conditions.

         Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (June 30, 2007).

         Security Ratings. The ratings of the securities issued by Southern and Capital Funding are as follows:

         Southern Senior Unsecured Debt              Moody's: A3     S&P: A-
         Southern Commercial Paper, Short-Term       Moody's: P1     S&P: A1
         Capital Funding Senior Unsecured Debt       Moody's: A3     S&P: A-

1.6      Use of Proceeds.

         The proceeds from the sale of the securities authorized hereunder, including the Long-term Debt, the Short-term and Term Loan Notes, the Commercial Paper, the Preferred Stock, the Preferred Securities and the Common Stock, including the Common Stock sold pursuant to the Plans, will be used by Southern for general corporate purposes, to acquire the securities of associate companies and to acquire interests in other businesses, as permitted under the Act, including interests in "exempt wholesale generators" ("EWGs"), "energy related companies" under Rule 58 of the Act and "foreign utility companies" ("FUCOs"), in transactions permitted under Act, and for other lawful purposes. However, no proceeds will be used to acquire interests in other businesses or the securities


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of associate companies unless the financing is consummated in accordance with
Commission order or is exempt from the Act. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.4 The proceeds of any financing by Capital Funding will be remitted, paid as a dividend, loaned or otherwise transferred directly or indirectly to Southern. The proceeds realized by SCS from borrowings guaranteed by Southern will be used to fund the general requirements of the business of SCS, including the possible refunding of outstanding indebtedness.

1.7      Description of Specific Financing Proposals.

         1. Common Stock. Southern requests authority to issue and sell up to 35 million shares of Common Stock in ordinary regular-way transactions in the auction market on the floor of the New York Stock Exchange, or any regional exchange on which the Common Stock may be admitted to trading privilege, in block transactions on such exchanges or in the over-the-counter market, in which a broker or dealer may act as a principal for its own account and in "fixed-price offerings" off the floor of such exchanges, or "special offerings" and "exchange distributions" in accordance with the rules of such exchanges. Public distributions may be pursuant to private negotiations with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. The sale of the Common Stock will be made at market prices prevailing at the time of sale in the case of transactions on exchanges and at prices negotiated by the broker or dealer and related to prevailing market prices in the case of over-the-counter transactions.

------------------------
4 Pursuant to the Rule 53(c) Order (as defined below in Item 3), Southern is currently permitted to invest 100% of its consolidated retained earnings ($5.336 billion as of March 31, 2004) in EWGs and FUCOs.

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         2. Preferred Stock, Preferred Securities, Equity-linked Securities and
Long-term Debt. Southern and Capital Funding request authority to issue and sell from time to time, directly, Preferred Stock and, directly or indirectly through one or more financing subsidiaries, Preferred Securities (including without limitation trust preferred securities), Equity-linked Securities and/or Long-term Debt in an aggregate amount not to exceed $1.5 billion. Any such securities may be convertible into Common Stock, provided that the value of Common Stock issuable upon such conversions may not exceed $2 billion in the aggregate. For purposes of calculating compliance with this limit, the Common Stock will be valued based upon an agreement between the buyer and seller of such securities.

         Southern and Capital Funding wish to have the flexibility to issue, directly or indirectly through one or more statutory or business trusts or any other finance subsidiary, preferred securities (including, without limitation, trust preferred securities) (the "Preferred Securities"). Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by the board of directors of Southern or Capital Funding, as applicable. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Southern would guarantee certain payments made by any trust or other finance subsidiary and associated with the Preferred Securities. Southern expects that the Preferred Securities would be issued using up to two different types of special purpose subsidiaries. One or more subsidiaries (each a "Financing Subsidiary") would issue the Preferred Securities. These subsidiaries would be established by Southern and/or Capital Funding that Southern would use


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to hold interests in one or more of the Finance Subsidiaries.5 A Financing
Subsidiary would lend, dividend or otherwise transfer to Capital Funding or Southern, as applicable, the proceeds of the Preferred Securities it issues, together with the equity contributed to the Financing Subsidiary. In turn, Capital Funding would lend, 6 dividend or otherwise transfer directly or indirectly the proceeds to Southern. Southern or Capital Funding would issue guarantees7 related to: (a) payment of dividends or distributions on the Preferred Securities of any Financing Subsidiary, if, and to the extent that, the Financing Subsidiary has funds legally available for this purpose; (b) payments to holders of the Preferred Securities of amounts due upon liquidation of the Financing Subsidiary or redemption of its Preferred Securities; and (c) certain additional amounts that may be payable in respect of the Preferred Securities. In connection with the issuance of Preferred Securities, Southern proposes to organize one or more separate subsidiaries as a statutory trust or trusts of the State of Delaware or other comparable trust in any jurisdiction considered advantageous by Southern or any other entity or structure, foreign or domestic, that is considered advantageous by Southern. Southern requests that the Commission reserve jurisdiction over the use of a foreign entity as a Financing Subsidiary.

         Southern and Capital Funding propose that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, Southern or Capital Funding may issue and sell notes directly to investors. It

-----------------------
5 In the event that a Financing Subsidiary is organized as a limited liability company, Southern or Capital Funding may also organize a second special purpose subsidiary under Delaware or other state law ("Investment Subsidiary") to acquire and hold Financing Subsidiary membership interests, so as to comply with any requirement under any applicable law that a limited liability company have at least two members. Similarly, in the event that any Financing Subsidiary is organized as a limited partnership, an Investment Subsidiary may be organized to act as the general partner of the Financing Subsidiary. If a Financing Subsidiary is organized as a limited partnership, Southern may acquire, directly or indirectly through the Investment Subsidiary, a limited partnership interest in the Financing Subsidiary, in order to ensure that the Financing Subsidiary will have a limited partner to the extent required by applicable law.

6 The terms of any loan to Southern of the proceeds from the issuance of Preferred Securities would mirror the terms of those Preferred Securities.

7 Guarantees issued by Capital Funding would in turn be supported by Southern's own credit.

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is proposed that any notes so issued will be unsecured, may be either senior or subordinated obligations of Southern or Capital Funding, as the case may be, may be convertible or exchangeable into Common Stock or Preferred Stock and may have the benefit of a sinking fund (the "Long-term Debt"). Long-term Debt of Capital Funding will have the benefit of a guarantee or other credit support by Southern and may be subject to redemption or remarketing or a put option. Southern or Capital Funding will not issue Long-term Debt unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing Common Stock or short-term debt.

         It is proposed that Southern or Capital Funding may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of Southern or Capital Funding, as the case may be, pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into Common Stock.

         Southern or Capital Funding may also issue and sell equity-linked securities, typically in the form of stock purchase units, which combine a security with a fixed obligation (e.g., Long-term Debt, Preferred Securities, Preferred Stock or other debt obligations of third parties, including U.S. Treasury securities) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., one to six years after issuance) ("Equity-linked Securities"). Any such


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securities issued by Capital Funding or a trust or other finance subsidiary may be guaranteed by Southern. In addition, Southern proposes to issue and sell stock purchase contracts ("Stock Purchase Contracts") issued either separately or as part of units ("Stock Purchase Units"). The Stock Purchase Units would consist of (a) Stock Purchase Contracts and (b) Preferred Securities, Long-term Debt and/or debt obligations of third parties.

         3. Short-term and Term Loan Notes and Commercial Paper. Southern proposes to issue and sell from time to time unsecured short-term and term loan notes ("Short-term and Term Loan Notes") and commercial paper ("Commercial Paper") in an aggregate principal amount at any time outstanding not to exceed $3 billion. Short-term and Term Loan Notes and Commercial Paper may include commercial paper notes, bank notes and other forms of short-term indebtedness. Southern proposes to effect Short-term and Term Loan Note borrowings from one or more lending institutions. These borrowings will be evidenced by short-term and/or term loan notes, dated as of the date of the borrowings, and maturing not more than seven years after the date of issue, or "grid" short-term and/or long term notes, evidencing all outstanding borrowings from each lender, dated as of the date of the initial borrowings, and maturing not more than seven years after the date of issue. Southern proposes to issue Commercial Paper in the form of promissory notes with varying maturities not to exceed one year. These maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and Southern's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance.

         4. Common Stock issued under Stock-based Plans. In addition to the foregoing, Southern also proposes to issue up to 85 million shares of Common Stock under the Plans. Currently, Southern maintains the following Plans:

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         Southern Investment Plan. The Southern Investment Plan (the "SIP")
provides shareholders of record of Common Stock with a means of purchasing additional shares through the reinvestment of cash dividends and/or through optional cash payments. In addition, the SIP has a direct purchase feature that enables other eligible investors to become participants by making initial cash payments for the purchase of Common Stock. Shares of Common Stock are purchased under the SIP, at the option of Southern, from newly issued shares or shares purchased on the open market. The price per share for shares purchased on the open market will be the weighted average price paid to acquire the shares, excluding broker commissions. When shares are purchased from Southern using cash dividends, the price per share generally will be equal to the average of the high and low sale prices on the dividend payment date. When shares are purchased from Southern with the investor's cash payments, the price per share generally will be equal to the average of the high and low sale prices on the 10th or 25th of each month, as applicable.

         Employee Savings Plan. Under the Employee Savings Plan (the "Savings Plan"), each employee of Southern's subsidiaries may generally contribute a certain percentage of his or her compensation to an account administered on his or her behalf under the Savings Plan. These funds, together with funds contributed by the employer, would be invested in one or more of several funds, including a Southern Company Stock Fund consisting of Common Stock. Investment purchases for the funds may be made either on the open market or by private purchase, provided that no private purchase may be made of Common Stock at a price greater than the last sale price or the highest current independent bid price, whichever is higher, for the stock on the New York Stock Exchange, plus any applicable commission. In addition, Common Stock may be purchased directly from Southern under the SIP or under any similar plan made available to holders


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of record of shares of Common Stock, at the purchase price provided for in that plan.

         Employee Stock Ownership Plan. The purpose of the Employee Stock Ownership Plan (the "ESOP") is to enable eligible employees of SCS and other affiliates or subsidiaries of Southern that adopt the ESOP (the "Employing Companies") to share in the future of Southern, to provide participants with an opportunity to accumulate capital for their future economic security and to enable participants to acquire Common Stock. All of the applicant-declarants except for Capital Funding are currently Employing Companies. The ESOP permits the Employing Companies to contribute cash or Common Stock in an amount or under a formula that SCS will determine in its sole and absolute discretion. Cash contributions would be used to purchase Common Stock at market value, as determined by SCS. Cash dividends paid on the contributed Common Stock allocated to participating employees' accounts generally would be reinvested in additional shares of Common Stock, unless the employee elects to have the dividends distributed to him.

         5. Guarantees. SCS is a wholly-owned subsidiary of Southern. SCS provides certain services for Southern and its associate companies in the Southern electric system pursuant to authorization of the Commission.

         Southern proposes that it may guarantee indebtedness or other obligations incurred by SCS, as described herein, in an aggregate amount not to exceed $330 million at any time outstanding. Southern hereby requests authority for such guarantees. The transactions by SCS referred to herein do not require Commission approval.

         SCS may issue and sell new notes (the "Proposed Notes") to a lender or lenders other than Southern. The Proposed Notes would be issued pursuant to an


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agreement or agreements with such lender or lenders and may be guaranteed by
Southern as to principal, premium, if any, and interest. The Proposed Notes may have terms of up to 50 years, contain sinking funds and bear interest at a rate or rates not to exceed 500 basis points per annum over the rate for United States Treasury securities of corresponding maturity at the time the lender or lenders commit to purchase the particular issue. SCS may engage an agent to place the Proposed Notes for a commission based upon the principal amount borrowed.

         SCS also may effect short-term or term-loan borrowings under one or more revolving credit commitment agreements. Short-term borrowings under such agreement or agreements would have a maximum maturity of one year; term loans would have maturities up to 10 years. It is expected that the borrowings would be evidenced by a "grid" promissory note to be dated the date of the initial borrowing and the date of each borrowing thereafter when a "grid" short-term or term-loan note, as the case may be, is not outstanding. Such borrowings would bear interest at rates to be negotiated with the lending financial institution or institutions. In addition, it is expected that SCS will be obligated to pay fees in connection with the credit arrangements. Such interest rates and fees will be negotiated based upon prevailing market conditions.

         SCS also may effect borrowings from certain banks and other institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than 10 years after the date of borrowing or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature in not more than 10 years after the date of borrowing. Generally, borrowings will be prepayable in whole, or in part, without penalty or premium, and will be at rates to be negotiated with the lending institutions based upon prevailing market conditions. SCS also may negotiate separate rates for, and/or agree not to prepay, particular borrowings if it is considered more favorable to SCS.

         Southern further proposes that it may guarantee obligations incurred by SCS in connection with installment purchases, sale-leasebacks, leases or other acquisitions of equipment or other assets.

1.8 Certificate of Notification.

         With respect to transactions pursuant to the authority sought in this Application, Southern will file, on a quarterly basis corresponding with the periodic reporting requirements of the 1934 Act, the following information in accordance with Rule 24 under the Act: (i) the issuances of any Common Stock under the authority requested (except issuances pursuant to the Plans), Preferred Securities, Preferred Stock or Equity-linked Securities during the quarter, including the number of shares, the purchase price per share and the market price per share at the date of the agreement of sale, and also showing, separately, the cumulative amount of each type of security issued to date during the Authorization Period; (ii) the amount and terms of any Long-term Debt issued during the quarter which shall also separately show the amount of Long-term Debt cumulatively issued to date during the Authorization Period; (iii) the amount of any Short-term or Term Loan Notes or Commercial Paper outstanding at the end of the quarter; (iv) a statement describing the uses for the proceeds of the securities issued; (v) the total capitalization ratio of Southern as of the end of the quarter, including the dollar and percentage components of the capital structure on a consolidated basis, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs; (vi) market-to-book ratio of the Common Stock; (vii) the total number of shares of Common Stock issued or issuable under any of the Plans, together with the cumulative number of shares issued under the Plans to date during the Authorization Period; (viii) consolidated balance sheets as of the end of the quarter for Southern and Capital Funding (if either are engaged in any financings pursuant to the authority granted in connection with this Application during the quarter); (ix) if a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty; (x) if Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer; (xi) information on significant variable interest entities where Southern is not the primary beneficiary, formed with any financing proceeds pursuant to the order in connection herewith, including a description of any financing transactions conducted during the reporting period that were used to fund such variable interest entities and a description of the accounting for such transactions under FASB Interpretation 46R, and (xii) future registration statements filed under the Securities Act of 1933, as amended (the "1933 Act"), with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule
24. Southern will file Rule 24 certificates to notify the Commission of its issuances of securities that are exempt under the rules and regulations of the Act. Portions of the 1933 Act filings or the 1934 Act reports that contain disclosures of transactions occurring pursuant to the authorizations to be granted pursuant to this Application may be incorporated by reference into this proceeding through Rule 24 certificates of notification if the filings or reports contain the specific information required as set forth above. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on has been carried out in accordance with the terms and conditions of, and for the purposes represented in, this Application.

Item 2.  Fees, Commissions and Expenses.

         The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $5,000,000. The prospectus supplement relating to each offering of Common Stock, Long-term Debt, Preferred Stock, Preferred Securities or Equity-linked Securities will reflect the actual expenses based upon the amount of the related offering.

Item 3.  Applicable Statutory Provisions.

         Southern considers that Sections 6(a), 7, 9(a), 10, 12(b), 12(c) and 12(f) of the Act and Rules 42, 45, 53 and 54 thereunder are applicable to the proposed transactions. Any notes issued by SCS to evidence borrowings by it as described herein will be exempt pursuant to Rule 52 under the Act. Other transactions by SCS referred to herein will be in the routine course of its business and not subject to Commission approval. Southern considers that the proposed issuance and sale of Common Stock under the Plans are subject to the provisions of Sections 6(a) and 7 of the Act and Rules 53 and 54 thereunder. Southern considers that any purchases of Common Stock by the Employing Companies pursuant to the ESOP prior to contributing such stock to the trust established pursuant to the ESOP are subject to the provisions of Sections 9(a) and 10 of the Act. The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

         Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as those terms are defined in sections 32 and 33, respectively, of the Act, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the conditions of Rule 53(a). At March 31, 2004, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $244 million, or about 4.57% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of March 31, 2004 ($5.336 billion).8

         With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay). The Rule 53(c) Order allows Southern to invest 100% of its consolidated retained earnings in EWGs and FUCOs.

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of

------------------------------

8 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $380 million as of March 31, 2004.

certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

Item 4.  Regulatory Approval.

         No state commission and no federal commission (other than the Commission) has jurisdiction over the proposed transactions.

Item 5.  Procedure.

         The applicant-declarants hereby request that the Commission's order be issued as soon as the rules allow. The applicant-declarants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

         (a)      Exhibits

                A-1      - Composite Certificate of Incorporation of Southern
                           reflecting all amendments thereto through January 5, 1994. (Designated in Registration No. 33-3546 as
                           Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A, and in Certificate of Notification, File No. 70-8181, as Exhibit A.)

                A-2      - By-Laws of Southern as amended effective February
                           17, 2003 and presently in effect. (Designated in Form 10-Q for the quarter ended June 30, 2003, File No. 1-3526, as Exhibit 3(a)1.)

                A-3      - Articles of Incorporation of Capital Funding dated
                           January 24, 1997.*

                A-4      - Bylaws of Capital Funding effective January 24,
                           1997 and presently in effect.*

                A-5      - Subordinated Note Indenture dated as of February 1,
                           1997, among Southern, Capital Funding and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, and indentures supplemental thereto dated as of February 4, 1997. (Designated in Registration No. 333-28349 as Exhibits
                           4.1 and 4.2 and 333-28355 as Exhibit 4.2.)

                A-6      - Subordinated Note Indenture dated as of June 1,
                           1997, among Southern, Capital Funding and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, and indentures supplemental thereto through July 31, 2002. (Designated in Southern's Form 10-K for the year ended December 31, 1997, File No. 1-3526, as Exhibit
                           (4)(a)2, in Form 8-K dated June 18, 1998, File No. 1-3526, as Exhibit 4.2, in Form 8-K dated December 18, 1998, File No. 1-3526, as Exhibit 4.4 and in Form 8-K dated July 24, 2002, File No. 1-3526, as Exhibit 4.4.)

                A-7      - Senior Note Indenture dated as of February 1, 2002,
                           among Southern, Capital Funding and The Bank of New York, as Trustee, and indentures supplemental thereto through those dated February 1, 2002. (Designated in Form 8-K dated January 29, 2002, File No. 1-3526, as Exhibits 4.1 and 4.2 and in Form 8-K dated January 30, 2002, File No. 1-3526, as Exhibit 4.2.)

                A-8      - 364-Day Credit Agreement among Southern, as
                           Borrower, Bank of America, N.A., as Administrative Agent, and the Lenders identified therein, dated as of June 11, 2004 (Filed confidentially pursuant to Rule 104.)

                A-9      - Multi-Year Credit Agreement among Southern, as
                           Borrower, Bank of America, N.A., as Administrative Agent, and the Lenders identified therein, dated as of June 11, 2004 (Filed confidentially pursuant to Rule 104.)

                F        - Opinion of Troutman Sanders LLP.

                G        - Form of Notice.*

                H        - Projected Cash Flow Summary of Southern for years
                           2004-07 (Filed confidentially pursuant to Rule 104).

                I        - Projected Capitalization of Southern for years
                           2004-07 (Filed confidentially pursuant to Rule 104).

*        Previously filed.

         Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.

                  Consolidated balance sheet, consolidated statements of capitalization, stockholders' equity and comprehensive income of Southern at March 31, 2004. (Designated in Southern's Form 10-Q for the quarter ended March 31, 2004, File No. 1-3526.)

                  Statements of income and cash flows of Southern for the quarter ended March 31, 2004. (Designated in Southern's Form 10-Q for the quarter ended March 31, 2004, File No. 1-3526.)

                  Balance sheet of Alabama Power Company at March 31, 2004. (Designated in Alabama Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 1-3164.)

                  Statement of income of Alabama Power Company for the quarter ended March 31, 2004. (Designated in Alabama Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 1-3164.)

                  Balance sheet of Georgia Power Company at March 31, 2004. (Designated in Georgia Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 1-6468.)

                  Statement of income of Georgia Power Company for the quarter ended March 31, 2004. (Designated in Georgia Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 1-6468.)

                  Balance sheet of Gulf Power Company at March 31, 2004. (Designated in Gulf Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 0-2429.)

                  Statement of income of Gulf Power Company for the quarter ended March 31, 2004. (Designated in Gulf Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 0-2429.)

                  Balance sheet of Mississippi Power Company at March 31, 2004. (Designated in Mississippi Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 001-11229.)

                  Statement of income of Mississippi Power Company for the quarter ended March 31, 2004. (Designated in Mississippi Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 001-11229.)

                  Balance sheet of Savannah Electric and Power Company at March 31, 2004. (Designated in Savannah Electric and Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 1-5072.)

                  Statement of income of Savannah Electric and Power Company for the quarter ended March 31, 2004. (Designated in Savannah Electric and Power Company's Form 10-Q for the quarter ended March 31, 2004, File No. 1-5072.)

                  Balance sheet of Southern Communications Services, Inc. at December 31, 2003. (Designated in Southern Communications Services, Inc.'s U-13-60 for the year ended December 31, 2003, File No. 49-000159.)

                  Statement of income of Southern Communications Services, Inc. for the period ending December 31, 2003. (Designated in Southern Communications Services, Inc.'s U-13-60 for the year ended December 31, 2003, File No. 49-000159.)

                  Balance sheet of Capital Funding at December 31, 2003. (Designated in Southern's U5S for the year ended December 31, 2003, File No. 070-10203.)

                  Statement of income of Capital Funding for the period ending December 31, 2003. (Designated in Southern's U5S for the year ended December 31, 2003, File No. 070-10203.)

                  Balance sheet of Southern Company Energy Solutions LLC at December 31, 2003. (Designated in Southern's U5S for the year ended December 31, 2003, File No. 070-10203.)

                  Statement of income of Southern Company Energy Solutions LLC for the period ending December 31, 2003. (Designated in Southern's U5S for the year ended December 31, 2003, File No. 070-10203.)

                  Balance sheet of SCS at December 31, 2003. (Designated in SCS's U-13-60 for the year ended December 31, 2003, File No. 49-00059.)

                  Statement of income of SCS for the period ending December 31, 2003. (Designated in SCS's U-13-60 for the year ended December 31, 2003, File No. 49-00059.)

                  Balance sheet of Southern Nuclear Operating Company, Inc. at December 31, 2003. (Designated in Southern Nuclear Operating Company, Inc.'s U-13-60 for the year ended December 31, 2003, File No. 49-00099.)

                  Statement of income of Southern Nuclear Operating Company, Inc. for the period ending December 31, 2003. (Designated in Southern Nuclear Operating Company, Inc.'s U-13-60 for the year ended December 31, 2003, File No. 49-00099.)


         Since March 31, 2004, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the applicant-declarants from that set forth in or contemplated by the foregoing financial statements.

Item 7.  Information as to Environmental Effects.

         a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the applicant-declarants' businesses. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2004           THE SOUTHERN COMPANY



                               By: /s/Tommy Chisholm
                                      Tommy Chisholm
                                      Secretary


                               ALABAMA POWER COMPANY


                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary


                               GEORGIA POWER COMPANY


                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary


                               GULF POWER COMPANY


                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary

                               MISSISSIPPI POWER COMPANY

                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary


                               SAVANNAH ELECTRIC AND POWER COMPANY


                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary


                               SOUTHERN COMMUNICATIONS
                               SERVICES, INC.


                               By: /s/Wayne Boston
                                      Tommy Chisholm
                                      Secretary

                               SOUTHERN COMPANY CAPITAL
                               FUNDING, INC.


                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary


                               SOUTHERN COMPANY ENERGY SOLUTIONS LLC


                               By: /s/Tommy Chisholm
                                      Tommy Chisholm
                                      Secretary

                               SOUTHERN COMPANY SERVICES, INC.


                               By: /s/Tommy Chisholm
                                      Tommy Chisholm
                                      Vice President and Secretary


                               SOUTHERN NUCLEAR OPERATING COMPANY, INC.


                               By: /s/Wayne Boston
                                      Wayne Boston
                                      Assistant Secretary